Exhibit 77C (Submission of matters to a vote of security holders) for 6-30-2007 Form N-SAR

A Special Meeting of Interest holders of the Fund was held on April 23, 2007. At the Special Meeting, Trustees Bowen, Erickson, Kadlec, Keith and Nielson were elected for an indefinite term. The Special Meeting was adjourned until April 30, 2007. American Skandia votes its Interests in the same proportion as votes received from Policy owners that are indirectly invested in the Fund. The number of votes cast in favor of James A. Bowen was 43,522,955, the number of votes withheld was 385,278 and the number of abstentions was 0. The number of votes cast in favor of Niel B. Nielson was 43,522,955, the number of votes withheld was 385,278 and the number of abstentions was 0. The number of votes cast in favor of Richard
E. Erickson was 43,522,955, the number of votes withheld was 385,278 and the number of abstentions was 0. The number of votes cast in favor of Thomas R. Kadlec was 43,522,955, the number of votes withheld was 385,278 and the number of abstentions was 0. The number of votes cast in favor of Robert
F. Keith was 43,522,955, the number of votes withheld was 385,278 and the number of abstentions was 0.

Also at the Special Meeting of Interest holders of the Fund, Interest holders of the First Trust Value Line(r) Target 25 Portfolio approved a change in the Portfolio's fundamental investment policy to provide the Portfolio may invest more than 25% of its assets in the securities of issuers in any single industry if the applicable investment strategy for the Portfolio selects securities in a manner that results in such a concentration. American Skandia votes its Interests in the same proportion as votes received from Policy owners that are indirectly invested in the Portfolio. The number of votes cast in favor of the change in fundamental investment policy was 8,262,212 the number of votes cast against was 0, the number of abstentions was 0, and the number of broker non-votes was 0.